SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)[1]

SeaChange International, Inc. (“SEAC”)
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
811699107
(CUSIP Number)
Karen Singer, 212 Vaccaro Dr., Cresskill, NJ 07626, Tel: 201-592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

_________________

[1] The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	811699107	13D/A9	Page 1 of 8

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,819,311[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
8,819,311[3]
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,819,311
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%
14		TYPE OF REPORTING PERSON*
IN

____________________

[2] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC

[3] Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC

CUSIP No.	811699107	13D/A9	Page 1 of 8

1	NAME OF REPORTING PERSON
TAR Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,819,311[4]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
8,819,311[5]
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,819,311
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%
14		TYPE OF REPORTING PERSON*
OO

____________________

[4] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC

[5] Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC

SCHEDULE 13D/A9

This constitutes Amendment No. 9 (the “Amendment No. 9”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Ms. Singer”), dated and filed January 22, 2019 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of SeaChange International, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

(a)             The purpose of this filing is to report that, since the filing of the Statement, a material change occurred in regards to a material agreement as set forth below:

Except as described this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

(b)       The purpose of this filing is to also report that, since the filing of Amendment 8 to the Statement, filed July 18, 2022 (“Amendment 8”) a material change occurred in the percentage of the shares of Common Stock beneficially owned by the Reporting Person due to changes in the amount of the Company’s outstanding Common Stock, as set forth herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 50,189,458 shares of Common Stock reported as outstanding on December 9, 2022 in the Issuer’s Form 10-Q filed on December 14, 2022.

A.	TAR HOLDINGS, LLC

(a)       As of the date hereof, TAR HOLDINGS, LLC (“TAR”) beneficially owns 8,819,311 shares of Common Stock, which shares are held directly by TAR.

Percentage: Approximately 17.6%

(b) 1. Sole power to vote or direct vote: 8,819,311[6]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 8,819,311[7]

____________________

[6] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC.

[7] Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC.

4. Shared power to dispose or direct the disposition: 0

(c)       The following table details the transactions effected by TAR since the filing of Amendment No. 8:

Date of Transaction	Number of Put Options Disposed	Price Per Share
09/14/2022	400	[8]
09/16/2022	125	[9]
09/26/2022	100	[10]
10/17/2022	81	[11]
10/21/2022	2,044	[12]

Date of Transaction	Number of Shares of Common Stock Acquired	Price Per Share
09/14/2022	40,000	$1.00
09/16/2022	12,500	$1.00
09/26/2022	10,000	$1.00
10/17/2022	8,100	$1.00
10/21/2022	204,400	$1.00
12/13/2022	37,641	$0.4444
12/15/2022	50	$0.45
12/15/2022	13,500	$0.45
12/16/2022	27,592	$0.44
12/16/2022	1,671	$0.44
12/20/2022	15,676	$0.44
12/20/2022	5,143	$0.4399
12/21/2022	21,292	$0.4399
12/22/2022	2,900	$0.44
12/27/2022	8,361	$0.44
12/28/2022	75,400	$0.4398
01/05/2023	26,051	$.0.4897
01/05/2023	150,000	$ 0.4889
01/06/2023	2,064	$ 0.4898

____________________

[8] On September 14,2022 the counterparty to the put options written on June 22, 2022 by TAR exercised such option without any action taken by TAR

[9] On September 16,2022 the counterparty to the put options written on June 22, 2022 by TAR exercised such option without any action taken by TAR

[10] On September 26,2022 the counterparty to the put options written on June 22, 2022 by TAR exercised such option without any action taken by TAR

[11] On October 17,2022 the counterparty to the put options written on June 22, 2022 by TAR exercised such option without any action taken by TAR

[12] On October 21,2022 the counterparties to certain put options written on June 22, 2022 by TAR exercised such options without any action taken by TAR

As of the date hereof, the Reporting Person beneficially owns an aggregate of 8,819,311 shares of Common Stock, constituting approximately 17.6% of the Shares outstanding.

B.	KAREN SINGER

(a) As of the date hereof, Ms. Singer, as the managing member of TAR, beneficially owns 8,819,311 shares of Common Stock held by TAR.

Percentage: Approximately 17.6%

(b) 1. Sole power to vote or direct vote: 8,819,311 [13]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 8,819,311 [14]

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transactions effected by Ms. Singer, as the managing member of TAR, since the filing of Amendment No. 8:

Date of Transaction	Number of Put Options Disposed	Price Per Share
09/14/2022	400	[15]
09/16/2022	125	[16]
09/26/2022	100	[17]
10/17/2022	81	[18]
10/21/2022	2,044	[19]

____________________

[13] See FN6

[14] See FN7

[15] On September 14,2022 the counterparty to the put options written on June 22, 2022 by TAR exercised such option without any action taken by TAR

[16] On September 16,2022 the counterparty to the put options written on June 22, 2022 by TAR exercised such option without any action taken by TAR

[17] On September 26,2022 the counterparty to the put options written on June 22, 2022 by TAR exercised such option without any action taken by TAR

[18] On October 17,2022 the counterparty to the put options written on June 22, 2022 by TAR exercised such option without any action taken by TAR

[19] On October 21,2022 the counterparties to certain put options written on June 22, 2022 by TAR exercised such options without any action taken by TAR

Date of Transaction	Number of Shares of Common Stock Acquired	Price Per Share
09/14/2022	40,000	$1.00
09/16/2022	12,500	$1.00
09/26/2022	10,000	$1.00
10/17/2022	8,100	$1.00
10/21/2022	204,400	$1.00
12/13/2022	37,641	$0.4444
12/15/2022	50	$0.45
12/15/2022	13,500	$0.45
12/16/2022	27,592	$0.44
12/16/2022	1,671	$0.44
12/20/2022	15,676	$0.44
12/20/2022	5,143	$0.4399
12/21/2022	21,292	$0.4399
12/22/2022	2,900	$0.44
12/27/2022	8,361	$0.44
12/28/2022	75,400	$0.4398
01/05/2023	26,051	$.0.4897
01/05/2023	150,000	$ 0.4889
01/06/2023	2,064	$ 0.4898

As of the date hereof, the Reporting Person beneficially owns an aggregate of 8,819,311 shares of Common Stock, constituting approximately 17.6% of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2023

TAR HOLDINGS, LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Managing Member